Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Statement No. 333-236502

February 19, 2020

Omnicom Group Inc.

$600,000,000 2.450% Senior Notes due 2030

Pricing Term Sheet

Issuer:	Omnicom Group Inc.
Expected Ratings*:	Baa1/BBB+ (Moody’s/S&P)
Title of Securities:	2.450% Senior Notes due 2030
Principal Amount:	$600,000,000
Coupon:	2.450% per annum
Interest Payment Dates:	Semi-annually on each April 30 and October 30
Initial Interest Payment Date:	October 30, 2020 (long first coupon)
Maturity Date:	April 30, 2030
Benchmark Treasury:	1.500% UST due February 15, 2030
Benchmark Treasury Price and Yield:	99-12 / 1.568%
Spread to Benchmark Treasury:	T + 92 basis points
Yield to Maturity:	2.488%
Price to Public (Issue Price):	99.656%
All-In Price (after deducting underwriting commissions):	99.006%
Optional Redemption:

Prior to January 30, 2030, the date that is three months prior to the maturity date, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium (calculated at a rate equal to the sum of the applicable Treasury Rate plus 15 basis points), together with accrued and unpaid interest thereon to the redemption date. On or after January 30, 2030, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.

Trade Date:	February 19, 2020
Settlement Date:	February 21, 2020
CUSIP:	681919 BB1
ISIN:	US681919BB11
Use of Proceeds:

We intend to use the net proceeds from the sale of the notes offered hereby, together with cash on hand, to redeem our 4.45% Senior Notes due 2020 co-issued with Omnicom Capital Inc., which mature on August 15, 2020, and of which $600 million aggregate principal amount was outstanding as of December 31, 2019. Pending the application of the net proceeds, we may invest such net proceeds in short-term investment grade obligations.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. HSBC Securities (USA) Inc.
Co-Managers:

Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834- 4533 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.